Exhibit B

Transaction	Date	Shares	Price

Transactions in Accounts Managed by Fairholme Capital Management, L.L.C.

(1)	2/4/2011	1,184	(1)

(1)	2/7/2011	2,300	(1)

(1)	These shares were held in an account managed by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated. Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.